UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20- ☒ Form 40-F ☐

Brera Regains Compliance with Nasdaq Periodic Filing Requirement.

As previously reported in the report on Form 6-K furnished by Brera Holdings PLC, a public limited company incorporated in the Republic of Ireland (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 22, 2024, on May 16, 2024, the Company received a written notification (the “Deficiency Notice”) from the staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it was not in compliance with Nasdaq Listing Rule 5250(c)(1) because the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 (the “Form 20-F”) had not yet been filed with the SEC. The Deficiency Notice stated that the Company has 60 calendar days, or until July 15, 2024, to submit a plan (the “Plan”) to Nasdaq to regain compliance, and, if Nasdaq accepts the Plan, Nasdaq may grant an exception of up to 180 calendar days from the Form 20-F’s due date, or until November 11, 2024, to regain compliance.

On July 19, 2024, the Company received a written notification (the “Compliance Notice”) from the Staff notifying the Company that it had regained compliance with the periodic filing requirement set forth in Nasdaq Listing Rule 5250(c)(1) for the continued listing of the Company’s Class B Ordinary Shares, $0.005 nominal value per share, on The Nasdaq Capital Market tier of Nasdaq. The Compliance Notice stated that based on the Company’s July 19, 2024 filing of the Form 20-F the Staff determined that the Company complies with Nasdaq Listing Rule 5250(c)(1) and this matter is now closed.

This report on Form 6-K is incorporated by reference into the prospectus contained in the Company’s registration statement on Form F-3 (File No. 333-276870) initially filed with the SEC on February 5, 2024, and declared effective by the SEC on February 13, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2024	BRERA HOLDINGS PLC

	By:	/s/ Pierre Galoppi
Pierre Galoppi
Chief Executive Officer

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